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EIMO OYJ STOCK EXCHANGE RELEASE 24.10.2000 09:00       1 (2)

EXCERPT FROM TRIPLE S PLASTICS' EARNINGS REPORT

In July, 2000 Eimo Oyj and Triple S Plastics, Inc. signed a formal Merger Agreement to create a global manufacturing company focused on serving the mobile communications industry and other high growth industries.

Triple S Plastics, Inc. has reported its second quarter (July - September) results. The report is available on www.nasdaq.com.

Excerpt:
Triple S Plastics, Inc. (NASDAQ:TSSS) reported today that its net sales were $39,713,000 for the second quarter ended September 30, 2000, representing a 68% increase from sales of $23,709,000 for the second quarter last year. The Company reported net income of $2,711,000 or $.72 per share ($.59 diluted), compared to net income of $973,000 or $.26 per share ($.24 diluted) last year, an increase of 179%.

The sales increase reflects strong shipments to the telecommunications market, a market which comprised 76% of net sales for the second quarter this year, and 74% for the six months ended September 30, 2000.

End of excerpt.

EIMO OYJ
Heikki Marttinen
President and CEO

Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.
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This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.